EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratios of earnings to fixed charges for the periods presented (in thousands, except ratio):

	Thirteen weeks ended		Fiscal years ended
	May 4, 2013	April 28, 2012	February 2, 2013	January 28, 2012	January 29, 2011	January 30, 2010	January 31, 2009
EARNINGS:
Pre-tax (loss) income from continuing operations	$(26,185)	$(40,271)	$(21,325)	$(14,147)	$22,847	$(12,086)	$(106,837)
Fixed charges	25,966	28,751	112,293	128,118	141,635	129,545	128,480
Amortization of capitalized interest	75	78	313	314	275	217	163
Capitalized interest	(34)	(30)	(230)	(193)	(381)	(196)	(410)
Total Earnings	$(178)	$(11,472)	$91,051	$114,092	$164,376	$117,480	$21,396

FIXED CHARGES:
Interest costs (1)	$17,733	$19,452	$77,473	$84,739	$103,320	$93,412	$94,031
Amortization of debt expense and discount on indebtedness (2)	1,363	2,321	6,967	14,917	9,362	5,592	4,226
Estimate of interest component of rental expense (3)	6,870	6,978	27,853	28,462	28,953	30,541	30,223
Total Fixed Charges	$25,966	$28,751	$112,293	$128,118	$141,635	$129,545	$128,480

RATIO OF EARNINGS TO FIXED CHARGES (4)	—	—	—	—	1.16x	—	—

(1)   Represents interest expensed or capitalized and payments to extinguish certain indebtedness.

(2)   Includes the write-off of capitalized fees in conjunction with the extinguishment of certain indebtedness.

(3)   One-third of rental expense was determined to be a reasonable approximation of the estimate of interest component of rental expense.

(4)        In order to achieve a ratio of 1.00, additional income before taxes of $26,144 and $40,223 would be required for the thirteen weeks ended May 4, 2013 and April 28, 2012, respectively, and $21,242, $14,026, $12,065 and $107,084 would be required for fiscal years ended February 2, 2013, January 28, 2012, January 30, 2010 and January 31, 2009, respectively.